N  E  W  S   R  E  L  E  A  S  E

                     [NORTH LILY MINING COMPANY LETTERHEAD]
NASDAQ: NLMC                                                     AUGUST 27, 1997

              FEASIBILITY STUDY ANNOUNCED FOR TUINA COPPER PROJECT

At North Lily Mining Company's Tuina, Chile copper project, Yuma Copper Corp. has announced completion of a feasibility study. Bateman Engineering of Tucson, Arizona conducted the study in association with New Baron Leveque Inc. (NBLI) of Belgium, and Parsons of Pasadena, California. The study outlines the plans for the construction and operation of a 12,000 metric tonne per year solvent extraction-electrowinning (SX-EW) project. Though basic engineering and final design remain to be completed, Yuma states that the feasibility study has considered the ore reserves, processing, environmental considerations, and infrastructure to a level suitable for bankable project financing.

Yuma's news release of August 1, 1997 reports that cash flow calculations indicate an internal rate of return of 25.6% and a net present value of $16.6 million using $1.00 per pound copper, project life of six years, and current reserves. The plant and associated infrastructure could be developed for $US33.7 million including owner's costs. Cash costs for the production of copper are estimated at $US.53 per pound of copper.

Extensive analysis of the ore reserves at Tuina conducted by MINTEC of Tucson, Arizona has defined proven/probable (80%/20%) reserves of 9.36 million tonnes averaging 1.12 % total copper. The overall stripping ratio has been calculated at 1.72. Potential for expanding reserves and thereby extending the project life is reported to be excellent.

Meanwhile, upon Yuma's closing of its acquisition of International Mahogany's majority interest in Tuina and related cost sharing arrangements among the parties, North Lily has the right to participate in the development and mining of Tuina by funding its 26% share of the project's capital costs. North Lily's participating share of cash flow would then be about $9.2 million with a net present value of about $4.15 million based on $1.00 copper, current reserves and the six year mine life as projected in the feasibility study. Alternatively, North Lily also has the right to convert its 26% working interest into a 10% net profits interest. In connection with this determination, North Lily is currently reviewing assumptions and contingencies in the feasibility study, and pursuing discussions with Yuma and Mahogany to clarify existing agreements and enter into a joint operating agreement.

For further information, please contact Steve Flechner or Gene Webb at (303) 294-0427.


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